================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------


                                 AMENDMENT NO. 1

                                       TO

                                   SCHEDULE TO

                      TENDER OFFER STATEMENT UNDER SECTION
           14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

--------------------------------------------------------------------------------

                                   SYMS CORP.

                       (NAME OF SUBJECT COMPANY (ISSUER))

                               SYMS CORP. (ISSUER)
 (NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    871551107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                   MARCY SYMS
                      CHIEF EXECUTIVE OFFICER AND PRESIDENT
                                   SYMS CORP.
                      SYMS WAY, SECAUCUS, NEW JERSEY 07094
                            TELEPHONE: (201) 902-9600

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:

                               ROY M. KORINS, ESQ.
                                KATSKY KORINS LLP
                                605 THIRD AVENUE
                            NEW YORK, NEW YORK 10158
                            TELEPHONE: (212) 953-6000

                            CALCULATION OF FILING FEE


     TRANSACTION VALUATION*                     AMOUNT OF FILING FEE**
---------------------------------         --------------------------------------
          $60,300,000.                                $6,452.10

   * Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 3,350,000 outstanding shares of common stock, par value $0.05 per share, are being purchased at the maximum possible tender offer price of $18.00 per share.


  ** Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.


 |_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


      Amount Previously Paid: N/A               Filing Party: N/A
      Form or Registration No.: N/A             Date Filed: N/A

 |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


      Check the appropriate boxes below to designate any transactions to which the statement relates:

 |_|  third-party tender offer subject to Rule 14d-1.
 |X|  issuer tender offer subject to Rule 13e-4.
 |_|  going-private transaction subject to Rule 13e-3.
 |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

================================================================================

                                TABLE OF CONTENTS

Items 1 through 11
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
Signature
--------------------------------------------------------------------------------
         This Amendment No. 1 amends the Tender Offer Statement on Schedule TO ("Schedule TO") regarding the tender offer by Syms Corp., a New Jersey corporation ("Syms" or the "Company"), to purchase for cash up to 3,350,000 shares of its common stock, par value $0.05 per share, at a price not more than $18.00 nor less than $16.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated April 27, 2006 (the "Offer to Purchase"), and the accompanying letter of transmittal (the "Letter of Transmittal"), which together, as each may be amended and supplemented from time to time, constitute the tender offer (collectively, the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively, and are amended as set forth in this Amendment to the Schedule TO.

         The information in this Amendment No. 1 to the Schedule TO ("Amendment No. 1") is intended to amend and supplement, but does not restate or replace, the information contained in the Schedule TO (including the exhibits thereto), except as specifically stated in this Amendment No. 1. Accordingly, you are encouraged to read the information contained in this Amendment No. 1 in conjunction with the information contained in the Schedule TO as filed on April 27, 2006.

         Capitalized terms used in this amendment and not otherwise defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.

ITEMS 1 THROUGH 11

         Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, a copies of which was filed with the Schedule TO as Exhibit (a)(1)(A), are hereby amended as follows:

1. In the Offer to Purchase, the introductory paragraph of the Section entitled "Forward Looking Statements" shall be revised to read as follows:

This offer to purchase contains or incorporates by reference not only historical information, but also forward-looking statements. Statements that are not historical are forward-looking and reflect expectations and assumptions. We try to identify forward-looking statements in this offer to purchase and elsewhere by using words such as "expect," "looking ahead," "anticipate," "estimate," "believe," "should," "intend," "plan," and similar expressions. Forward-looking statements reflect the current views of the Company with respect to future events, the outcome of which is subject to certain risks which may be outside the Company's control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein as anticipated, believed, estimated, expected, intended or planned. Subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this paragraph and elsewhere described in this offer to purchase and other reports filed with the Securities and Exchange Commission. Forward-looking statements involve risks and uncertainties. The following are some of the factors, among others, that could cause our actual results to differ materially from what we have anticipated in our forward-looking statements:

2. In the Summary Term Sheet of the Offer to Purchase, the answer to the question "Once I have tendered shares in the tender offer, can I withdraw my tender?" is revised to read as follows:

"You may withdraw any shares you have tendered at any time before the expiration of the tender offer which will occur at 5:00 p.m., New York City time, on May 26, 2006, unless we extend the tender offer. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares after 12:01 A.M., New York City time, on June 23, 2006. See Section 4."

3. In Section 4 of the Offer to Purchase, the introductory paragraph is revised to read as follows:


"Stockholders may withdraw shares tendered under the tender offer at any time prior to the expiration date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after 12:01 A.M., New York City time, on June 23, 2006 unless theretofore accepted for payment as provided in this Offer to Purchase."

4. In Section 7 of in the Offer to Purchase, the following language is deleted from the list of conditions:


"materially impair the contemplated benefits of the tender offer to us; or"

5. Section 9 of the Offer to Purchase is revised to read as follows:

         Assuming that 3,350,000 shares are purchased in the tender offer at a price between $16.00 and $18.00 per share, the aggregate purchase price will be between approximately $53.6 million and $60.3 million. Syms intends to purchase the shares tendered with available cash together with funds available under its existing credit facility.

         At fiscal year end, February 25, 2006, Syms had cash or cash equivalents of more than $30 million. In addition, in May 2006, Syms sold its real property in Dallas, Texas for which it received net proceeds of approximately $13.2 million, and Syms has a contract to sell its properties in Rochester, New York from which it expects to receive net proceeds of approximately $2.9 million. The cash on hand at February 25, 2006, together with the sale of the real estate, provides Syms with cash available for use in the tender offer of approximately $45.0 million, without giving effect to any cash generated by its business during the second quarter of the current fiscal year.

         Syms has a loan agreement, dated as of November 2, 2003, as previously amended, with Israel Discount Bank of New York which provides an unsecured line of credit not to exceed $30.0 million through May 1, 2008. The agreement contains financial covenants, with respect to consolidated tangible net worth, as defined as working capital and maximum capital requirements, including dividends and cash repurchases of capital stock, as well as other financial ratios. On April 20, 2006, Syms entered into a Second Amendment to Loan Agreement, modifying this loan agreement. The purpose of this amendment was to modify certain financial covenants and other terms to allow Syms to borrow on a one-time basis up to $28.0 million to be used to repurchase shares in the tender offer. Interest on individual advances is payable quarterly at the bank's base rate, except that at the time of the advance Syms has the option to select an interest rate based upon one of two other alternative calculations, with such rate to be fixed for a period not to exceed 90 days. As of April 26, 2006, there were no outstanding borrowings, and approximately $1,100,000 in outstanding letters of credit, under the loan agreement. Syms estimates that it may be necessary to borrow up to approximately $15.0 million, depending on the number of shares of common stock that are tendered and the price which Syms has to pay. However, to the extent that Syms is able to use cash generated subsequent to February 25, 2006, it will reduce the amount borrowed. The loan agreement provides for quarterly interest payments, which would be payable at prime, which is presently 8% per annum, and the Company believes that cash flow from operations will be sufficient to enable the Company to pay the interest and principal on the loan.

6. Section 10 of the Offer to Purchase is revised to delete all references to the incorporation by reference of documents which have not been filed with the SEC as of the date of this amendment. Syms is not incorporating by reference any documents which it has not filed with the SEC as of the date of this amendment.

7. Section 10 of the Offer to Purchase is revised to add the following information:

         The selected financial data presented below has been derived from our audited consolidated financial statements for the fiscal years ended February 25, 2006 and February 26, 2005 which are included in our Form 10-K for the fiscal year ended February 25, 2006. The selected financial data presented below should be read in conjunction with such Financial Statements and notes thereto.

                                                   Fiscal year ended
                                                   -----------------
                                         February 25, 2006    February 26, 2005
                                         -----------------    -----------------
                                      (in thousands, except per share amounts)

INCOME STATEMENT DATA:
Net sales                                         $280,389             $283,567
Gross profit                                       113,076              111,882
Income from operations                               5,275                1,874
Net income                                           3,436                2,177
Net income per share - basic                          $.23                 $.14
Net income per share - diluted                        $.23                 $.14
Dividends paid                                     $15,028                   --
Ratio of earnings to fixed charges                  1:.028               1:.063
BALANCE SHEET DATA (AT YEAR END):
Current assets                                    $108,897             $119,713
Noncurrent assets                                  130,922              133,778
Current liabilities                                 27,065               27,285
Noncurrent liabilities                               1,520                1,610
Shareholders' equity                               210,534              224,596
Book value per share                                $14.10               $14.89

8. Section 11 of the Offer to Purchase is revised to replace the information relating to the beneficial ownership of the Company's officers and directors and 5% stockholders with the following:

     The following table sets forth the beneficial ownership of shares of Common Stock as of April 30, 2006, by:

         o  each director;

         o the chief executive officer and each of the four highest paid officers other than the chief executive officer;

         o each person owning of record or known by us, based on information provided to us by the persons named below, to own beneficially at least 5% of our common stock; and

         o  all directors and executive officers as a group.

     Each person named in the table has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table.

     The percentage set forth under the column "as adjusted" is based on the assumption that the Company purchases all of the 3,350,000 shares that it proposes to purchase in the tender offer and that none of the officers or directors sell any shares owned by them. Marcy and Sy Syms have agreed not to sell any shares in the tender offer. The Company is not providing an "as adjusted percentage" for any officer, director or 5% stockholder other than Sy and Marcy Syms.

                                                                SHARES                   PERCENTAGE
                                                             BENEFICIALLY     ---------------------------------
  NAME AND ADDRESS OF BENEFICIAL OWNER                           OWNED        AT APRIL 30, 2006     AS ADJUSTED
  ------------------------------------                       -------------    -----------------     -----------
  Sy Syms(1)(2)......................................           8,412,120               53.9%            68.6%
  Syms Way, Secaucus, NJ  07094

  Marcy Syms (1)(3)(4)...............................           8,412,120               53.9%            68.6%
  Syms Way, Secaucus, NJ 07094

  Franklin Advisory Services, LLC(5).................           1,430,000                9.6%
  777 Mariner's Island Blvd.
  San Mateo, CA 94404

  Dimensional Fund Advisors, Inc.(6).................           1,271,070                8.5%
  1299 Ocean Avenue
  Santa Monica, CA 90401

  Barington Companies Equity Partners, L.P.(7).......           1,125,315                7.5%
  888 Seventh Avenue, 17th Floor
  New York, NY 10019

  Ronald  Zindman....................................              42,674                   *
  Syms Way, Secaucus, NJ 07094

  Harvey A. Weinberg.................................                 200                   *
  2384 Augusta Way
  Highland Park, IL 60035

  Allen Brailsford...................................                 200                   *
  Syms Way, Secaucus, NJ 07094

  Antone Moreira.....................................                  --                  --
  Syms Way, Secaucus, NJ 07094

  Wilbur L. Ross, Jr.................................               3,000                   *
  WL Ross & Company LLC
  101 East 52nd Street
  New York, NY 10022

  Amber M. Brookman..................................                 220                   *
  Brookwood Companies, Inc.
  232 Madison Avenue, 10th Floor
  New York, NY 10016

  All directors and executive officers as a group (8
  persons)(3)(8).....................................           8,458,414               56.6%

  * Less than one percent.

(1) Marcy Syms and Sy Syms are parties to a voting agreement pursuant to which they agreed to vote together with respect to the election of the directors nominated by the nominating committee and in favor of certain other matters which are approved by the board of directors. As a result, each of them is deemed to be the beneficial owner of the shares beneficially owned by the other.

(2) Includes (a) 6,046,283 shares held in the Sy Syms Revocable Living Trust, dated March 17, 1989, as amended (the "Sy Syms Revocable Living Trust"); Sy Syms retains the voting power of such shares and the right to revoke the Sy Syms Revocable Living Trust at any time, (b) 100 shares held by Sy Syms as custodian for Jillian E. Merns and (c) the shares 2,365,737 shares of common stock beneficially by Marcy Syms as reflected in notes 3 and 4(a) and (b) to this table.

(3) Includes 677,570 shares issuable upon the exercise of options granted under the Option Plan and either currently exercisable or exercisable within 60 days of June 2, 2006.

(4) Includes (a) 697,592 shares held in the Laura Merns Living Trust, dated February 14, 2003, between Laura Merns, as settlor, and Marcy Syms, as trustee, (b) 317,183 shares held in the Marcy Syms Revocable Living Trust, dated January 12, 1990, as amended; Marcy Syms retains the sole voting power of such shares and the right to revoke the Marcy Syms Revocable Living Trust at any time, and (c) the 6,046,383 shares of common stock beneficially owned by Sy Syms as reflected in notes 2(a) and (b) to this table.

(5) Franklin Advisory Services, LLC ("Franklin") has sole voting and dispositive power with respect to 1,430,000 of its shares. This information is based upon a Schedule 13G publicly filed by Franklin in February 2006.

(6) Dimensional Fund Advisors, Inc. ("Dimensional") has sole voting and dispositive power with respect to 1,271,070 of its shares. This information is based upon a Schedule 13G publicly filed by Dimensional in December 2005.

(7) Barington Companies Equity Partners, L.P. ("Barington") and others have sole voting and dispositive power with respect to 1,125,315 of its shares. This information is based upon a Schedule 13D/A publicly filed by Barington in March 2006.

(8) Includes 40,474 shares issuable upon the exercise of options granted under the Option Plan and either currently exercisable or exercisable within 60 days of June 2, 2006.

         Except for the agreement between Sy Syms and Marcy Syms, there is no any agreement, arrangement, or understanding, whether or not legally enforceable, between Syms or any of its officers, directors or controlling stockholders, on the one hand, and any other person, on the other hand, with respect to any of Syms' securities.

         Neither Syms nor any of its officers, directors or controlling persons has engaged in any transaction in the securities of Syms during the past 60 days except that, on May 11 and 12, 2006, one officer, Ronald Zindman, exercised an option to purchase 3,500 shares of common stock at an exercise price of $7.413 per share and sold the underlying shares at prices ranging from $17.75 to $17.82.

9. In Section 14 of the Offer to Purchase, the word "urge," in the bold face sentence, is changed to "recommend" and the sentence is revised to read as follows:

"WE RECOMMEND THAT STOCKHOLDERS CONSULT THEIR TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF PARTICIPATING IN THE TENDER OFFER."

ITEM 12. EXHIBITS

(a)(1)(A)*         Offer to Purchase, dated April 27, 2006.

(a)(1)(B)*         Letter of Transmittal.

(a)(1)(C)*         Notice of Guaranteed Delivery.

(a)(1)(D)* Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated April 27, 2006.

(a)(1)(E)* Letter to clients of brokers, dealers, commercial banks, trust companies and other nominees, dated April 27, 2006.

(a)(1)(F)* Press Release, dated April 27, 2006 announcing commencement of the offer.

(a)(1)(G)* Letter to Stockholders from the President and Chief Executive Officer of the Company, dated April 28, 2006

(b)(1) Loan Agreement, dated as of November 5, 2003, between Syms Corp and Israel Discount Bank of New York (incorporated by reference to 10-Q Report for the fiscal quarter ended November 29, 2003)

(b)(2) First Amendment to Loan Agreement, dated April 7, 2005, between Syms Corp and Israel Discount Bank of New York (incorporated by reference to current report on Form 8-K dated April 8, 2005)

(b)(3)* Second Amendment to Loan Agreement, dated April 20, 2006, between Syms Corp and Israel Discount Bank of New York

(d)(1) Syms Corp 2005 Stock Option Plan, as amended (incorporated by reference to current report on Form 8-K dated August 5, 2005)

(d)(2) Form of Nonqualified Stock Option Award Agreement for 2005 Stock Option Plan (incorporated by reference to current report on Form 8-K dated August 5, 2005)

(d)(3) Form of Incentive Option Award for 2005 Stock Option Plan (incorporated by reference to current report on Form 8-K dated August 5, 2005)

(d)(4) Form of Restricted Stock Award for 2005 Stock Option Plan (incorporated by reference to current report on Form 8-K dated August 5, 2005)

---------------
         *         Previously filed

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      SYMS CORP.


                                      By:    /s/ Marcy Syms
                                             -----------------------------------

                                      Name:  Marcy Syms
Dated: May 18, 2006                   Title: Chief Executive Officer/President